UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42762

Dreamland Limited

Office No. 5, 17/F., Peakcastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Chief Financial Officer Replacement

On July 23, 2025, Mr. Leung Tak Shun resigned as Chief Financial Officer of the Company due to personal reasons, effective August 23, 2025. Mr. Leung Tak Shun’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

The Company’s Nomination Committee nominated Mr. Lee Wai Kit (“Mr. Lee”) to serve as Chief Financial Officer of the Company on August 15, 2025 and the Company’s Board approved such nomination on August 23, 2025.

Mr. Lee has over 12 years of comprehensive experience in auditing and accounting services. He possesses in-depth knowledge of U.S. and Hong Kong Listing Rules, taxation regulations, and financial reporting standards. Mr. Lee began his career at a mid-tier CPA firm in 2013, where he developed a robust foundation in audit practices. From 2017 to 2023, he served at KPMG Hong Kong and subsequently advanced to the role of an Audit Manager. During his tenure, Mr. Lee led multiple IPO engagements and managed audits for a diverse portfolio of companies listed in both Hong Kong and the United States. Prior to joining the Company, Mr. Lee served as an Associate Director at Grandlink CPA Limited from 2023 to 2025, specializing in providing audit, accounting advisory, and financial due diligence services. Mr. Lee received his bachelor degree in Business Administration (Honours) in Accountancy from the City University of Hong Kong in 2013. Mr. Lee is a certified public accountant of the Hong Kong Institute of Certified Public Accounts.

In accordance with the terms of Mr. Lee Wai Kit’s employment agreement with the Company entered into on August 15, 2025, Mr. Lee will receive an annual base salary at a rate of HK$600,000. The employment agreement has an initial term of one year and automatically renews for successive one-year periods, subject to the termination provisions in the employment agreement. The Company can terminate Mr. Lee Wai Kit’s employment at any time upon thirty days’ prior notice. Mr. Lee may terminate his employment with the Company at any time upon thirty days’ prior notice.

There are no family relationships between Mr. Lee and any director or executive officer of the Company. There are no related party transactions between the Company and Mr. Lee disclosable under Item 404 of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited

Date: August 27, 2025	By:	/s/ Seto Wai Yue
	Name:	Seto Wai Yue
	Title:	Director and Chief Executive Officer

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